SUPPLEMENT Dated May 3, 2010
To the Prospectus Dated April 30, 2010

ING Select Rate
Issued By ING Life Insurance and Annuity Company

This supplement updates the prospectus. Please read this supplement carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service
Center at 1-888-854-5950.

For Contracts issued in the State of Arizona:

1. Right to Examine and Return this Contract – You may return the Contract within 10 days of your receipt of it, and you have up to 30 days if you are age 65 or older on the date the application is signed or if the Contract was issued as a replacement contract. If so returned, we will promptly pay you the
Accumulation Value, adjusted for any Market Value Adjustment. In the event that the Market Value
Adjustment is negative, the amount we pay you could be less than the Single Premium.

2. Risk Factors – Under the subheading “Risk Factors,” the last sentence of the second paragraph under
“Liquidity Risk” on page 5 is replaced in its entirety with the following: “We reserve the right in the
Contract to defer paying the Cash Surrender Value for up to 6 months after we receive your request, contingent upon written approval of the insurance supervisory official in the jurisdiction in which the
Contract is issued.”

3. Withdrawals – Under the subheading “Regular Withdrawals and the Minimum Withdrawal Amount”
the following sentence on page 18 is deleted in its entirety: “A Withdrawal will be deemed a Surrender and the Cash Surrender Value will be paid if, after giving effect to such Withdrawal, the Cash Surrender
Value remaining would be less than $2,500.”

Select Rate - 155938	05/03/2010